United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Abbott Laboratories

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 930 West State Street, Milwaukee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 4, 2023

To Abbott Laboratories Shareholders:

The Province of Saint Joseph of the Capuchin Order and Proxy Impact, on behalf of Hilary E. Van Dusen, as co-filer, are urging shareholders to vote FOR Item 7 at the Abbott Laboratories (“Abbott”) shareholder meeting on April 28, 2023.

This notice of exempt solicitation is being provided on a voluntary basis.

The proposal asks Abbott to prepare an annual report on governance, management oversight, policies and expenditures related to federal and state lobbying.

Resolved, the shareholders of Abbott request the preparation of a report, updated annually, disclosing:

1.     Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.     Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.     Abbott’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.     Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Abbott shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Abbott’s reputation, to the detriment of shareholder value.

We believe Abbott needs to commit to corporate political responsibility by increasing its transparency through disclosure of all of its third-party spending to influence public policy. In this letter, we will show support for this proposal is warranted because:

•	Reputation is an important component of shareholder value;

•	Abbott’s current disclosures are inadequate

•	Dark money spending through trade associations and social welfare groups presents unknown risks; and

•	Abbott could easily provide details of its lobbying to investors.

Corporate reputation is an important component of shareholder value

•	Abbott’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”[1] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[2]

•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

•	Indeed, Abbott notes its reputation can have an effect on shareholder in its 2022 10-K, stating that “product liability claims and lawsuits, safety alerts or product recalls, and other allegations of product safety or quality issues, regardless of their validity or ultimate outcome, may have a material adverse effect on Abbott’s business and reputation and on Abbott’s ability to attract and retain customers.”[4]

•	As Abbott faced fallout and lawsuits from the baby formula recall, the media noted that lawsuit accusations “posed a threat to Abbott, which had staked its reputation on being family-friendly and devoted to health and safety.”[5]

•	Clearly, corporate reputation has significant impact on shareholder value.

Disclosure Gaps - Abbott Investors Need a Lobbying Report

•	Information on Abbott’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. Abbott fails to provide a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Abbott has a broad lobbying footprint.

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1 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

2 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

4 Abbott Laboratories 2022 10-K, p. 12.

5 “How Abbott Kept Sick Babies from Becoming a Scandal,” New York Times, Sept. 6, 2022, at: https://www.nytimes.com/2022/09/06/business/abbott-baby-formula-lawsuits-jones-day.html.

Federal Lobbying – Abbott Spends Millions Each Year

•	Abbott spent $8,390,000 in 2021 and 2022 on federal lobbying activities.

•	Since 2010, Abbott has spent $50.2 million on federal lobbying.

•	Abbott retains at least 12 outside lobbying firms for federal lobbying.[6]

•	A study published by JAMA found that Abbott spent $96.6 million on its lobbying efforts from 1999 to 2018.[7]

•	Abbott’s lobbying on infant formula and breast feeding has attracted media scrutiny after the Trump administration blocked a World Health Organization resolution that encouraged breastfeeding.[8]

State Lobbying – Information on Abbott’s Spending Difficult to Obtain

•	Obtaining comprehensive information on lobbying at the state level is described by one expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[9]

•	Abbott fails to provide any details of its state lobbying expenditures as requested by the proposal.

•	Abbott’s state lobbying spending is likely significant, lobbying in at least 20 states in 2022.[10]

•	In California, where disclosure is mandated, Abbott spent $1,116,882 from 2010 to 2021 on lobbying.[11]

International Lobbying – “Unaccountable Trade Associations and Front Groups”

•	Abbott also lobbies abroad, reportedly spending between €200,000 – €299,000 on lobbying in Europe for 2021.[12]

•	According to a recent World Health Organization report, Abbott and other global commercial milk formula manufacturers use misleading marketing and aggressive lobbying tactics to drive sales in a $55 billion-a-year industry, including “a network of unaccountable trade associations and front groups that lobby against policy measures to protect breastfeeding or control the quality of infant formula.”[13]

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6 “Here’s who lobbies for the biggest baby formula providers,” Politico, May 13, 2022, at: https://www.politico.com/newsletters/politico-influence/2022/05/13/heres-who-lobbies-for-the-biggest-baby-formula-providers-00032501.

7 “AdvaMed, Medtronic among top 20 pharma and health product lobbyists over 2 decades: study,” MedTech Dive, March 3, 2020, at: https://www.medtechdive.com/news/advamed-medtronic-among-top-20-pharma-and-health-product-lobbyists-of-the/573362/.

8 “Infant Formula Makers Sweetened Mother’s Milk of Politics With $60 Million in Lobbying Funds,” MapLight, July 12, 2018 at: https://maplight.org/story/infant-formula-makers-sweetened-mothers-milk-of-politics-with-60-million-in-lobbying-funds/.

9 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, at: https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

10 https://www.followthemoney.org/entity-details?eid=14.

11 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146891&session=2021&view=activity.

12 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=578132036311-72.

13 “Experts call for clampdowns on exploitative formula milk marketing in new Lancet series,” World Health Organization, Feb. 8, 2023, at: https://www.who.int/news/item/08-02-2023-experts-call-for-clampdowns-on-exploitative-formula-milk-marketing-in-new-lancet-series.

•	Abbott is also a member of European trade associations that lobby, like MedTech Europe[14] and the Irish Medical Devices Association.

•	MedTech Europe and the Irish Medial Device Association have drawn scrutiny for European lobbying against safety checks for dangerous medical implants.[15]

The Company We Keep: Abbott Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. This means companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments/dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[16] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Abbott’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[17]

•	Abbott shareholders face a trade association blind spot, as our company fails to disclose a closed limit for its trade association payments. Abbott currently lists 2021 memberships in 13 trade associations, yet all a reader can tell here is that these organizations received over $50,000. There is no way for a reader to know whether these trade associations received $50,001, $500,000 or $5,000,000 in dues. That is the problem for shareholders. It is also unclear whether this disclosure captures payments in addition to dues made to trade associations, or the portions of these payments used for lobbying.

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14 https://www.medtecheurope.org/about-us/members/.

15 “How Lobbying Blocked European Safety Checks for Dangerous Medical Implants,” International Consortium of Investigative Journalists, Nov. 25, 2018, at: https://www.icij.org/investigations/implant-files/how-lobbying-blocked-european-safety-checks-for-dangerous-medical-implants/.

16 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

17 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	For example, Abbott belongs to the Business Roundtable (BRT), the Chamber of Commerce Medical Device Manufacturers Association and National Association of Manufacturers. Together these four trade associations spent over $124 million on federal lobbying for 2021, Yet all a reader can tell is that Abbott gave each of these groups more than $50,000 and they used 20 to 40 percent of Abbott’s dues for lobbying. Did Abbott give the Chamber $100,000 with $20,000 used for lobbying, $1,000,000 with $200,000 used for lobbying, or $5,000,000 and $1,000,000 for lobbying? Without disclosing the amounts, there is no way to know. A reader cannot tell if Abbott is making very large payments which are being used to influence public policy.

•	Abbott’s current disclosure fails to disclose membership in at least three trade associations which spent money on federal lobbying in 2021: the American Clinical Laboratory Association, the Consumer Technology Association and the Massachusetts Biotechnology Council.[18]

•	Abbott serves on the board of the Advanced Medical Technology Association (AdvaMed)[19] and belongs to the Medical Device Manufacturers Association, which have drawn scrutiny for lobbying to weaken mandatory disclosure of medical device incidents, as well as lobbying on decreasing taxes on devices, increasing insurance coverage and reimbursement and the FDA’s approval process for bringing a device to market.[20]

•	Abbott’s trade association disclosure lags many of its peer group members which disclose their trade associations payments and the amounts used for lobbying, including 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Cisco, Coca-Cola, Honeywell, Medtronic, Merck, Nike, Procter & Gamble, Renckitt Benckiser and Thermo-Fischer.[21]

Trade Association Lobbying Misalignments Create Reputational Risk

•	We believe Abbott’s trade association memberships and payments used for lobbying pose reputational risks when the lobbying contradicts the Company’s public positions, including on product safety, climate change, voting rights, smoking and taxes. Reputational damage stemming from misalignments between general policy positions and actual direct and indirect lobbying efforts may harm long-term shareholder value. For example:

o	Abbott and its trade association Infant Nutrition Council of America have attracted scrutiny for lobbying to weaken bacteria safety testing for baby formula.[22]

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18 OpenSecrets.org, (American Clinical Laboratory Association, https://www.acla.com/about-us/members/, $3,164,921 in 2021 federal lobbying; Consumer Technology Association, https://members.cta.tech/cta-member-directory?_ga=2.64850025.772967280.1602885690-953821185.1600267008, $3,340,000 in 2021 federal lobbying; Massachusetts Biotechnology Council, https://www.massbio.org/member-category/0257dcb8-824c-e311-ba25-b4b52f662bc2/, $60,000 in 2020 federal lobbying).

19 https://www.advamed.org/members/board-directors.

20 “Medical device makers spend millions lobbying to loosen regulations in D.C.,” NBC News, Dec. 3, 2018, at: https://www.nbcnews.com/health/health-care/medical-device-makers-spend-millions-lobbying-loosen-regs-d-c-n940351.

21 Boston Scientific, Procter & Gamble and Medtronic disclose their trade association and social welfare group payments, as well as the portions used for lobbying. Cisco and Nike disclose their trade association payments, as well as the portions used for lobbying. Coca-Cola and Thermo-Fisher disclose their trade association and social welfare group payments used for lobbying. 3M, Becton Dickinson, Bristol-Myers Squibb, Honeywell and Merck disclose their trade association payments used for lobbying. Reckitt Benckiser discloses all of its trade association payments.

22 “Baby Formula Industry Successfully Lobbied to Weaken Bacteria Safety Testing Standards,” The Intercept, May 13, 2022, at: https://theintercept.com/2022/05/13/baby-formula-shortage-abbott-bacteria-safety-testing-lobbying/.

o	Abbott believes in addressing climate change,[23] yet the Business Roundtable lobbied against the Inflation Reduction Act[24] and the Chamber of Commerce undermined the Paris climate accord.[25]

o	Abbott supports good health,[26] yet the Chamber of Commerce has worked to block global antismoking laws.[27]

o	Abbott is committed to diversity and inclusion, yet the Chamber lobbied against protecting voting rights.[28]

o	And while Abbott has previously drawn scrutiny for avoiding federal income taxes,[29] the Chamber and the Business Roundtable lobbied against raising corporate taxes to fund health care, education and safety net programs.[30]

•	This track record of Abbott’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Abbott is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Abbott’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying.

•	FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[31]

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[32]

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23 https://www.abbott.com/corpnewsroom/healthy-communities/green-goals-are-good-business.html.

24 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

25 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

26 https://www.lifetothefullest.abbott.

27 “U.S. Chamber of Commerce Works Globally to Fight Antismoking Measures,” New York Times, June 30, 2015, at: https://www.nytimes.com/2015/07/01/business/international/us-chamber-works-globally-to-fight-antismoking-measures.html?_r=0.

28 “Target, Google and others are under pressure to dump the Chamber of Commerce over voting rights,” CNN, April 21, 2021, at: https://www.cnn.com/2021/04/21/business/voting-rights-chamber-of-commerce/index.html.

29 Pfizer, Merck and Johnson & Johnson shifting profits to avoid billions in tax payments each year: report, Fierce Pharma, Sept. 20, 2018, at: https://www.fiercepharma.com/pharma/pfizer-merck-and-j-j-shifting-profits-to-avoid-billions-tax-payments-each-year-report.

30 “Corporate America launches massive lobbying blitz to kill key parts of Democrats’ $3.5 trillion economic plan,” Washington Post, Aug. 31, 2021, at: https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

31 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

32 https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

•	“Phony Grassroots” Campaigns - There are multiple examples of pharmaceutical industry’s involvement in campaigns which solicit criticism from SWGs to create the impression of a broad-based support for positions. A special report[33] by Reuters found the pharmaceutical industry was waging a stealth campaign against a drug-pricing research organization, the Institute for Clinical and Economic Review, to undermine its credibility through proxies, including veterans’ groups and organizations that claim to advocate for patients but had ties to the pharmaceutical industry. Two such groups – the Partnership to Improve Patient Care (PIPC) and Value our Health – were led by employees of Thorn Run Partners, a Washington-based lobbying and public relations firm that counted nearly a dozen drugmakers as clients, including Abbott.

•	Abbott supports social welfare groups like the Alliance for Aging Research, which lobbies and ran Facebook ads opposing drug pricing legislation.[34]

•	Abbott also supports Caregivers Voice United, a social welfare group which backed a secret letter campaign in Oregon.[35]

Abbott’s Trade Association Ties to American Legislative Exchange Council

•	Abbott does not belong to the American Legislative Exchange Council. However, Abbott is represented at ALEC by its trade associations. For example, the Chamber is a member, serving on ALEC’s Private Enterprise Advisory Council.[36] And the National Association of Manufacturers previously sat on the Private Enterprise Advisory Council as well.

•	ALEC has been attacking “woke capitalism”[37] It has drafted two “anti-ESG” model legislation bills.[38] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[39] as well as promoting voter suppression[40] and critical race theory.[41]

Abbott’s Opposition Statement is Inaccurate and Inadequate

•	Abbott claims that it “is transparent about its lobbying activities,” yet fails to produce a lobbying report as requested and opposes this transparency proposal.

•	Abbott claims it is “already discloses substantially all the information the proposal seeks and is aligned with its peers in terms of reporting.” We disagree. As noted, Abbott lags many of its peers which are disclosing their trade associations payments and the amounts used for lobbying.

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33 “Special Report: Big Pharma wages stealth war on drug price watchdog,” Reuters, Sept. 11. 2020, at: https://www.reuters.com/article/us-usa-drugpricing-lobbying-special-repo-idUSKBN2621IQ.

34 “Ex-Pharma Lobbyist Embedded in White House Tanked Drug Pricing Bill, While His Former Employer Helped From the Outside,” PR Watch, Jan. 13, 2020, at: https://www.prwatch.org/news/2020/01/13525/ex-pharma-lobbyist-embedded-white-house-tanked-drug-pricing-bill-while-his-former.

35 “Campaign aims to derail Oregon drug-pricing bill,” Associated Press, Feb. 9, 2018, at: https://www.seattletimes.com/nation-world/campaign-aims-to-derail-oregon-drug-pricing-bill/.

36 https://www.alec.org/group/private-enterprise-advisory-council-2/

37 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

38 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

39 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

40 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

41 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

•	Abbott continues to discuss a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point. Abbott’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

•	CPA-Zicklin, to address companies using the index as a bulwark against lobbying disclosure and transparency, issued a “purpose and misuse statement” in 2022. The statement reads: “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities” (emphasis added).[42]

•	Abbott states it is listed “first tier” among S&P 500 companies for political contributions disclosure. We applaud the company for its performance on the CPA-Zicklin Index, but it is akin to responding to a cardiologist’s concern about a patient’s high blood pressure by pointing to an ophthalmologist stating there is no need for new lenses. These are separate issues. For lobbying disclosure, Abbott is a clear laggard among its peers, lagging behind 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Cisco, Coca-Cola, Honeywell, Medtronic, Merck, Nike, Procter & Gamble, Renckitt Benckiser and Thermo-Fischer, which are disclosing their trade associations payments and the amounts used for lobbying.

•	Abbott believes that “preparing and maintaining the annual report this proposal requests would add cost and consume resources, but without increasing any shareholder value or transparency.” The claim a report would waste cost and consume resources is misleading. Other companies are able to provide this information to shareholders. Peer Procter & Gamble puts out an annual lobbying report capturing federal, state and grassroots lobbying and including all of its payments to third parties used for lobbying, showing this can be done.[43] If Procter & Gamble can put out a report, so can companies like Abbott.

•	Abbott is required to report its federal and state lobbying, knows what its pays trade associations and social welfare groups and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

***

Conclusion

The well-documented reputational risks of Abbott’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

Lobbying transparency: what gets disclosed gets managed

•	If Abbott has nothing to hide, transparent disclosure should show that its lobbying is being done for the company and shareholders’ best interests and is aligned with Company values and public positions.

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42 “Center for Political Accountability Statement on the CPA-Zicklin Index, What It Benchmarks and Its Purpose” at: https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf

43 https://us.pg.com/structure-and-governance/our-political-involvement/.

•	Knowing our company’s lobbying will be disclosed will incentivize board and management oversight to safeguard that lobbying is being done in shareholder and Abbott’s best interests.

For all of the above reasons, we urge you to vote FOR Item 7, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

Province of Saint Joseph of the Capuchin Order

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Province of Saint Joseph of the Capuchin Order (POSJ) is not able to vote your proxies, nor does this communication contemplate such an event. POSJ urges shareholders to vote for Item 7 following the instructions provided on management's proxy mailing.